SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

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[x] ANNUAL REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Transition Period from _________ to ________

Commission File Number 1-8052

LIBERTY NATIONAL LIFE INSURANCE COMPANY
401(K) PLAN
2001 Third Avenue South
Birmingham, Alabama 35233
(205) 325-2700
(Full title of the Plan)

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
(Name of issuer of the securities held pursuant to the plan)

Total number of pages in this report is 14.
Index of Exhibits at page 12.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Liberty National Life Insurance Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Liberty National Life Insurance Company 401(k) Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2006 audit was performed for the purpose of forming an opinion on the basic 2006 financial statements as a whole. The supplemental Schedule of Assets (Held At the End of the Year) as of December 31, 2006 (the "schedule") is presented for the purpose of additional analysis and is not a required part of the basic 2006 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

Deloitte & Touche LLP

June 22, 2007

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,	
	2006	2005
ASSETS		
Investments, at fair value:		
Torchmark Corporation common stock	$3,384,891	$3,385,762
Waddell & Reed, Financial, Inc. class A common stock	37,045	35,691
Pooled separate accounts	3,191,361	2,725,232
Unallocated annuity contract	1,535,593	1,472,269
Short-term investments	112,447	167,746
	8,261,337	7,786,700
Accrued investment income	339	330
Net assets available for benefits at fair value	8,261,676	7,787,030
Adjustments from fair value to contract value for fully benefit responsive investment contracts	50,118	21,671
Net assets available for benefits	$8,311,794	$7,808,701

See accompanying notes to financial statements.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	December 31,	
	2006	2005
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$29,374	$28,496
Dividends on pooled separate accounts and unallocated annuity contract	58,169	51,692
Interest income - short-term investments	4,957	2,848
	92,500	83,036
Net appreciation in fair value of investments	807,726	68,360
Contributions:		
Participant contributions	1,229,750	1,469,719
Employer contributions	291,474	308,691
	1,521,224	1,778,410
Benefits paid to participants	1,918,357	1,379,914
Net increase in net assets	503,093	549,892
Net assets available for benefits:		
Beginning of plan year	7,808,701	7,258,809
End of plan year	$8,311,794	$7,808,701

See accompanying notes to financial statements.

NOTE A - Summary of Significant Accounting Policies

The Liberty National Life Insurance Company 401(k) Plan (the "Plan") was adopted on December 28, 1995 by the Board of Directors of Liberty National Life Insurance Company ("Liberty National") and became effective as of January 1, 1995.

Valuation of securities - The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2006 and 2005 was $63.76 and $55.60, respectively.

The investment in common stock of Waddell & Reed Financial, Inc. ("Waddell & Reed") is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock was $27.36 and $20.97 at December 31, 2006 and 2005, respectively.

Short-term investments are valued at cost, which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and instrumentalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and, (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying mutual funds, which are based on quoted market prices.

The Plan offers an investment in an unallocated annuity contract of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the trustee. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The interest rate credited on the unallocated annuity contract varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited during 2006 and 2005 was 3.80%. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

NOTE A - Summary of Significant Accounting Policies (continued)

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Liberty National and its affiliates.

Federal income taxes - Liberty National received a determination letter dated August 14, 2002, from the Internal Revenue Service stating that the Plan qualifies under Section 401(k) of the Internal Revenue Code ("IRC") and, therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Adoption of new accounting guidance - The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant contributions - To be eligible to participate, an employee must have been hired on or after January 1, 1995 and must complete a year of credited service with a sponsoring employer. Eligible employees, upon enrollment, can contribute up to 16% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts.

NOTE B - Description of Plan (continued)

Participating employer contributions - Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 35% of a participant's contributions (limited to 6% of a participant's compensation).

Participant Accounts – Each participant's account is credited with the participant's contribution, the employer's matching contribution and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

At the end of 2006 and 2005, the following companies were participating employers in the Plan:

(a) Liberty National, (Birmingham, Alabama)

(b) United Investors Life Insurance Company, "United Investors", (Birmingham, Alabama)

Vesting provisions - Participants have a fully vested and non-forfeitable interest in their own account. For participants with one or more hours of credited service on or after January 1, 2002, the participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-forfeitable Percentage
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

For participants with no credited service on or after January 1, 2002, the participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-forfeitable Percentage
less than 2	0%
2 but less than 3	10%
3 but less than 4	20%
4 but less than 5	40%
5 but less than 6	60%
6 but less than 7	80%
7 or more	100%

Benefit payment provisions - Participants who terminate may withdraw all or part of their participant account and the vested portion of their employer account. All benefits under this Plan shall be paid as single sums. The participant can take payments in cash or shares. Withdrawals prior to termination of employment are allowed only under prescribed hardship conditions as defined in the Plan agreement. Benefits are recorded when paid. Participants are charged a $25 fee for processing a hardship withdrawal. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in "Benefits paid to participants."

Termination of the Plan - Although it has expressed no intent to do so, Liberty National has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures - If an employee incurs five consecutive "one year breaks in service" for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had forfeitures of $68,553 and $92,043 in 2006 and 2005, respectively.

NOTE C - Investments

The following table presents the investments of the Plan's net assets:

	December 31, 2006	December 31, 2005
Pooled Separate Accounts:		
Oppenheimer Capital Appreciation	$ 409,038	$ 332,209
Fidelity Advisor Equity Growth	328,144	342,026
Fidelity Advisor Mid Cap	484,572	483,843
ING Intermediate Bond	36,348	31,976
ING GNMA Income Fund	49,159	42,779
ING VP Strategic Allocation Balanced Portfolio	4,494	314
ING VP Strategic Allocation Growth Portfolio	17,662	2,963
ING VP Strategic Allocation Income Portfolio	2,022	1,126
Pioneer High Yield	70,574	78,326
Templeton Global Bond	62,801	71,124
Income Fund of America	221,264	144,886
AIM Global Health Care	311,808	394,313
EuroPacific Growth	326,123	234,578
Fidelity VIP Contrafund	151,619	103,114
Baron Growth	154,006	154,750
Lord Abbett Small Cap Value	259,035	214,327
T. Rowe Price Science & Technology	120,040	92,578
J. P. Morgan Mid Cap Value Portfolio[1]	24,617	0
ING American Century Small-Mid Cap Value Portfolio[1]	100,780	0
T. Rowe Price Equity Income Fund[1]	57,255	0
	$3,191,361	$2,725,232
Unallocated Annuity Contract – ING Fixed Account	$1,535,593	$1,472,269
Torchmark Corporation common stock	$3,384,891	$3,385,762
Waddell & Reed Financial, Inc. class A common stock	$ 37,045	$ 35,691
Investors Bank & Trust Investcash Fund	$ 112,447	$ 167,746

1. J. P. Morgan Mid Cap Value Portfolio, ING American Century Small-Mid Cap Value Portfolio and T. Rowe Price Equity Income were new funds as of January 3, 2006.

NOTE C – Investments (continued)

During the years ended December 31, 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31	
	2006	2005
Common stocks	$494,249	$(106,506)
Pooled separate accounts and unallocated annuity contract	313,477	174,866
	$807,726	$ 68,360

NOTE D - Related Party Transactions

The participants are allowed to purchase and to subsequently sell the common stock of Torchmark, which is the parent of the Plan sponsor. Such purchases and sales, which are considered party-in-interest transactions, were handled by Investors Bank & Trust, a party-in-interest to the Plan, during 2006 and 2005 based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund.

NOTE E – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005.

	December 31,	
	2006	2005
Net assets available for benefits:		
Investments, at fair value	$ 8,261,676	7,787,030
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	50,118	21,671
Total investments (current value column) per Form 5500 Schedule of Assets (Held at End of Year)	$ 8,311,794	$ 7,808,701

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401 (k) PLAN

H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2006

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	53,088 shares $1 par value common stock	$3,384,891
	Waddell & Reed Financial, Inc.	1,354 shares $1 par value class A common stock	37,045
*	ING Financial Advisers, LLC	Pooled Separate Accounts:	
		47,817 units Oppenheimer Capital Appreciation	409,038
		46,213 units Fidelity Advisor Equity Growth	328,144
		33,777 units Fidelity Advisor Mid Cap	484,572
		2,897 units ING Intermediate Bond	36,348
		4,065 units ING GNMA Income	49,159
		369 units ING VP Strategic Allocation Balanced Portfolio	4,494
		1,485 units ING VP Strategic Allocation Growth Portfolio	17,662
		161 units ING VP Strategic Allocation Income Portfolio	2,022
		4,475 units Pioneer High Yield	70,574
		3,159 units Templeton Global Bond	62,801
		8,838 units Income Fund of America	221,264
		9,042 units AIM Global Health Care	311,808
		6,117 units EuroPacific Growth	326,123
		10,932 units Fidelity VIP Contrafund	151,619
		8,056 units Baron Growth	154,006
		11,843 units Lord Abbett Small Cap Value	259,035
		13,561 units T. Rowe Price Science & Technology	120,040
		1,486 units ING American Century Small-Mid Cap Value Portfolio	24,617
		5,537 units J. P. Morgan Mid Cap Value Portfolio	100,780
		3,060 units T. Rowe Price Equity Income	57,255
			3,191,361
*	ING Financial Advisers, LLC	Unallocated Annuity Contract - ING Fixed Account	1,585,711
*	Investors Bank & Trust	112,447 shares Investors Bank & Trust Investcash Fund	112,447
			$8,311,455

* Indicates a party-in-interest to the Plan

Index of Exhibits

99 (a) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 28, 2007 into Form S-8 of the Liberty National Life Insurance Company 401 (K) Plan (Registration No. 33-65507) (incorporated by reference from Exhibit 23 (e) to Form 10-K of Torchmark Corporation for the year ended December 31, 2006).

99 (a) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent registered public accounting firm report dated June 25, 2007, to Form S-8 Registration Statement No. 33-65507.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY NATIONAL LIFE
INSURANCE COMPANY
401(K) PLAN

By: Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

By: Tony G. Brill
Tony G. Brill, Member
Administrative Committee

By:____________________
Dennis R. Luft, Member
Administrative Committee

Date: June 28, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY NATIONAL LIFE
INSURANCE COMPANY
401(K) PLAN

By:________________________
Anthony L. McWhorter, Member
Administrative Committee

By:________________________
Tony G. Brill, Member
Administrative Committee

By: Dennis R. Luft
Dennis R. Luft, Member
Administrative Committee

Date: June 28, 2007

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-65507 of Torchmark Corporation on Form S-8 of our report dated June 22, 2007 appearing in the Annual Report on Form 11-K of Liberty National Life Insurance Company 401(k) Plan for the year ended December 31, 2006.

Deloitte + Touche LLP

June 27, 2007

END